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                             March 22, 2024

       Leonard Lovallo
       Chief Executive Officer
       Altair International Corp.
       322 North Shore Drive
       Building 1B, Suite 200
       Pittsburgh, PA 15212

                                                        Re: Altair
International Corp.
                                                            Preliminary
Information Statement on Schedule 14C
                                                            Filed March 20,
2024
                                                            File No. 000-56312

       Dear Leonard Lovallo:

              We have limited our review of your filing to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Information Statement on Schedule 14C filed March 20, 2024

       General

   1. We note that the preliminary information statement relates to a reverse merger with
                                                        Premier Air Charter,
Inc., as contemplated by the merger agreement dated February 16,
                                                        2024. Please revise the
information statement to provide all of the information required by
                                                        Schedule 14C, including
Item 14 of Schedule 14A. Refer to Item 1 of Schedule 14C.
   2. Please provide the financial information required by Items 14(b)(11) and 14(c)(2) of
                                                        Schedule 14A, including
audited financial statements for the two most recent fiscal years for Premier Air
Charter, Inc., and pro forma financial information accounting for the reverse merger with
Premier Air. Please also provide interim unaudited financial statements, as
applicable. Refer to Rules 8-04 and 8-05 and Article 11 of Regulation S-X.
 Leonard Lovallo
FirstName   LastNameLeonard  Lovallo
Altair International Corp.
Comapany
March       NameAltair International Corp.
        22, 2024
March2 22, 2024 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:      Ernest M. Stern, Esq.